

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 28, 2007

By U.S. Mail and Facsimile

Ms. Alice Hwang
Chief Executive Officer
Nano Superlattice Technology, Inc.
No. 666, Jhensing Road
Gueishan Township, Taoyuan County 333
Taiwan, ROC

Re: Form 10-KSB for the Fiscal Year Ended December 31, 2006
Form 10-QSB for the Fiscal Quarter Ended March 31, 2007
Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
File No. 000-50177

Dear Ms. Hwang:

We have reviewed your response letter dated July 31, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

Please submit an electronic version of your response letter dated July 31, 2007, and all future responses, on EDGAR, as correspondence. Refer to Rule 101 of Regulation S-T. If you have questions about using EDGAR, please contact our Filer Support Branch at (202) 551-8900.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

General

We have reviewed your Form 10-QSB for the fiscal quarter ended June 30, 2007 and note that your disclosures do not appear to be fully compliant with our prior comments 1-4. We remind you to fully address our previous comments 1-4 in your future filings.

* * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief